Exhibit E6

Via Electronic Mail

Volterra Semiconductor Corporation

47467 Fremont Blvd.

Fremont, CA 94538

Attn: General Counsel

Ladies and Gentlemen:

We are writing with regard to that certain Letter Agreement dated June 24, 2013, by and between Maxim Integrated Products, Inc. (“Maxim”) and Volterra Semiconductor Corporation (“Volterra”) governing Maxim’s confidentiality obligations in connection with its consideration and negotiation of a possible negotiated transaction involving Volterra (the “Letter Agreement”). This letter confirms the parties’ mutual understanding and agreement that the Letter Agreement is hereby amended as follows:

1. For purposes of Sections 1-5 and 9-13 of the Letter Agreement, “Recipient” will hereinafter be defined as a party receiving Confidential Information pursuant to the terms of the Letter Agreement, and “Company” will hereinafter be defined as a party disclosing Confidential Information pursuant to the terms of the Letter Agreement. For the avoidance of doubt, Sections 6, 7 and 8 will remain in full force and effect.

2. Section 2 will be amended and restated as follows:

“2. Company Contact. Any request by the Recipient or any of its Representatives to review Confidential Information must be directed to (i) if Volterra is the Recipient, to Volterra’s General Counsel or to Lev Finkelstein or Pawan Tewari at Goldman, Sachs & Co. or (ii) if Maxim is the Recipient, to Mark Casper or to Mark Quinlan or Brian McMahon at Stifel Nicolaus & Company. For purposes of this agreement, either Volterra’s General Counsel and Mark Casper, as applicable, will be referred to as the “Company Contact”. Neither Recipient nor any of the Recipient’s Representatives will contact or otherwise communicate with any other Representative of the Company without the prior written authorization of the Company Contact.”

3. The last sentence of Section 9 will be amended and restated as follows:

“No provision of this letter agreement can be waived or amended except by means of a written instrument that is validly executed on behalf of both parties and that refers specifically to the particular provision or provisions being waived or amended.”

Upon execution by the parties, this letter agreement shall represent a binding agreement between the parties. The parties mutually acknowledge receipt and adequacy of legal consideration for this letter agreement.

Please acknowledge your agreement to the above amendments to the Letter Agreement by signing and returning this letter agreement to me.

Very truly yours, MAXIM INTEGRATED PRODUCTS, INC.

By:	/s/ Mark Casper
Name: Title:	Mark Casper Associate General Counsel

Agreed and Accepted:

VOLTERRA SEMICONDUCTOR CORPORATION

By:	/s/ David Oh
Name:	David Oh
Title:	General Counsel

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